UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-146403

Panolam Industries International, Inc.*

(Exact name of registrant as specified in its charter)

*See Table of Co-Registrants Below

20 Progress Drive

Shelton, Connecticut 06484

(203) 925-1556

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

10¾% Senior Subordinated Notes due 2013 (and Guarantees by Co-Registrants with respect thereto)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

TABLE OF CO-REGISTRANTS

Exact Name of Co-Registrants *	Jurisdiction of Formation	Commission File Number
Nevamar Company, LLC	Delaware	333-146403-01
Nevamar Holdco, LLC	Delaware	333-146403-02
Nevamar Holding Corp.	Delaware	333-146403-03
Pioneer Plastics Corporation	Delaware	333-146403-04
Panolam Industries, Inc	Delaware	333-146403-05

*  The address for each of the Co-Registrants is 20 Progress Drive, Shelton, Connecticut 06484.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant and each Co-Registrant have duly caused this certification/notice to be signed on its behalf by the undersigned hereunto duly authorized person.

Date:	December 29, 2009
Panolam Industries International, Inc.

Nevamar Company, LLC

Nevamar Holdco, LLC

Nevamar Holding Corp.

Pioneer Plastics Corporation

Panolam Industries, Inc.

		By:	/s/ Vincent S. Miceli
Vincent S. Miceli
Vice President and Chief Financial Officer